Grupo Ecopetrol Submits the Top Bids for 5 Blocks in Round Colombia 2014

BOGOTA, Colombia, July 23, 2014 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the company and its affiliate Hocol have submitted the best offers for 5 exploratory blocks in Round Colombia 2014, following the opening of bidding today by the National Hydrocarbons Agency (ANH) in Cartagena (Colombia).

For the offshore block "Sin Off 7," located in the Colombian Caribbean, the best bid was made by the Union Temporal (joint association) between Ecopetrol and Shell, the latter as operator.

Hocol made the best offers for 4 blocks in the Sinu San Jacinto basin: SN-8, SN-15, SN-18 and the YDSN1 (Discovered Underdeveloped Reservoir).

The investment by Ecopetrol and Hocol in the 5 blocks is estimated at approximately US$80 million during the initial phase of exploration, which includes the minimum mandatory commitments and the additional investment offered in the round.

The following is a summary of the bids in the 5 blocks in Round Colombia 2014:

Block	Basin	Company	Share of production ANH (%)	Additional investment (US$ millions)	Type of block
Sin Off 7	Caribbean offshore.	Shell-Ecopetrol	1	25	1 E&P offshore
YDSN1	Sinu San Jacinto	Hocol	20	2.2	1 E&P Conventional
SN8	Sinu San Jacinto	Hocol	17	1.1	1 E&P Conventional
SN15	Sinu San Jacinto	Hocol	13	1.1	1 E&P Conventional
SN18	Sinu San Jacinto	Hocol	19	1.1	1 E&P Conventional

After verification of documents and analysis of information submitted by the companies, the ANH expects to award the blocks on August 11, followed by the signing of contracts starting August 12.

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol's growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company's commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia's economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480
e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director
Alejandro Giraldo
Phone: +571-234-5190
e-mail: investors@ecopetrol.com.co

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